morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

15 November, 2007

MorphoSys AG: 082-34915

07028239

SUPPL

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

Best regards -

MorphoSys AG

pp Dr. Claudia Gutjahr-Löser
Head of
Corporate Communications

Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122
gutjahr@morphosys.com

Gerlinde Haring
Assistant
Corporate Communications

Tel.: +49 89 899 27-404
Fax: +49 89 899 27-5404
gerlinde.haring@morphosys.com

dw 11/29

Enclosure
MorphoSys AG (082-34915)

- Press Release(s):

10/25/2007 MorphoSys Reports Nine Months 2007 Results

15. Nov, 2007 (GHR)

Press Release
Martinsried/Munich, Germany, October 25, 2007

MorphoSys Reports Nine Months 2007 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for the third quarter and the first nine months ended September 30, 2007. In the third quarter, total Group revenues increased by 24% to EUR 15.5 million (Q3 2006: EUR 12.5 million), and year-to-date revenues increased by 13% to EUR 44.1 million (Nine Months 2006: EUR 39.0 million). During the first nine months of 2007, the operating profit amounted to EUR 6.9 million (Nine Months 2006: EUR 7.8 million). MorphoSys's cash position amounted to EUR 105.0 million at the end of the third quarter of 2007, compared to EUR 66.0 million at year-end 2006.

Events of the Third Quarter 2007:

- Clinical milestone in antibody program with Novartis achieved - Fourth HuCAL-based antibody to begin clinical trials
- Research / Therapeutics collaboration with New Zealand-based Genesis signed
- Existing partnered therapeutic antibody pipeline increased to 48 programs in total, of which currently four are in phase 1 clinical development, 20 in pre-clinical development, and 24 in research
- Further U.S. Patent for its Core Antibody Technology HuCAL granted - The new patent captures HuCAL's modular design at the DNA level, providing solid product claim protection in the US
- During the third quarter of 2007, the collaboration with Novoplant was concluded

"As evidenced by the Genesis deal, we continue to exploit the synergies between our AbD and Therapeutics segments, representing further upside potential for our business," commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

Financial Review of the Nine Months of 2007 (IFRS):

Group revenues increased by 13% in the first nine months of 2007 to EUR 44.1 million (Nine Months 2006: EUR 39.0 million). The increase is due mainly to higher levels of funded research, licensing fees and success-based payments in the therapeutic antibody segment and increased sales levels in the AbD segment. Revenues arising from the Therapeutic Antibodies segment amounted to EUR 29.2 million or 66% of total Group revenues, while the AbD segment contributed EUR 14.9 million or 34% to total revenues.

Total operating expenses for the first nine months of 2007 amounted to EUR 37.2 million, compared to EUR 31.2 million in the same period of 2006. Cost of goods sold (COGS) amounted to EUR 6.0 million (Nine Months 2006: EUR 5.5 million), representing cost of sales

for goods sold by the AbD segment. The rise in COGS resulted from higher sales levels during the current year. Research and development costs increased to EUR 15.7 million from EUR 11.7 million, mainly due higher expenses for product and technology development; sales, general & administrative expenses amounted to EUR 15.5 million compared to EUR 14.0 million in the previous year. Higher costs for external services, higher personnel costs and increased infrastructure costs were the main reasons for the increase of S,G&A expenses. Stock-based compensation, reported as components within COGS, R&D and S,G&A expenses, remained unchanged at EUR 1.0 million. Operating profit for the first nine months of 2007 reached EUR 6.9 million (Nine Months 2006: EUR 7.8 million) and was impacted by increased spend in proprietary drug development. Non-operating expenses, including tax expenses, in the first nine months of 2007 rose from EUR 1.7 million during the first nine months 2006 to EUR 2.0 million in 2007.

In the first nine months of 2007, MorphoSys achieved a net income of EUR 4.9 million, compared to a net income of EUR 6.1 million in the same period of the previous year. Diluted net income per share for the first nine months of 2007 amounted to EUR 0.68 (Nine Months 2006: EUR 0.93).

On September 30, 2007, MorphoSys held cash, cash equivalents and available-for-sale financial assets of EUR 105.0 million, compared to EUR 66.0 million on December 31, 2006.

The number of shares issued at September 30, 2007 was 7,376,890, compared to 6,715,322 at December 31, 2006.

Third Quarter - 2007:

In the third quarter of 2007, revenues increased by 24% to EUR 15.5 million, compared to EUR 12.5 million in the same quarter of 2006. Total operating expenses amounted to EUR 12.1 million, compared to EUR 10.2 million in the same period of 2006. The resulting profit from operations for the third quarter of 2007 increased by 48% to EUR 3.4 million, compared to EUR 2.3 million in the same period of 2006. A net profit of EUR 2.8 million resulted for the third quarter of 2007, compared to EUR 1.6 million during the same period of 2006.

Financial Outlook

MorphoSys maintained its financial guidance for 2007. The Company projects total revenues of EUR 60 to 65 million, and profit from operations of EUR 7 to 10 million for fiscal year 2007. On a segment level, MorphoSys anticipates to achieve an operating profit margin on sales of up to 5% for its AbD segment.

MorphoSys will hold a public conference call today at **10:00 am CEST** to present the financial results of the first nine months 2007.

Dial-in number for the Conference Call: +49 (0)69 5007 1265 (listen-only)

U.K. residents: +44 (0)20 7138 0845 (listen-only)

Passcode: 4331587

Please dial in 10 minutes before the beginning of the conference.

An audio replay and manuscripts of the conference will be available in the afternoon of the same day on http://www.morphosys.com/conferencecalls

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world's largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Interim Financial Statements (IFRS):

Consolidated Statement of Operations (IFRS)

in EURO, except share data	Three Months Ended Sep. 30, 2007	Three Months Ended Sep. 30, 2006	Nine Months Ended Sep. 30, 2007	Nine Months Ended Sep. 30, 2006
Revenues	**15,483,364**	**12,506,075**	**44,090,092**	**39,029,423**
Operating Expenses				
Cost of Goods Sold	1,869,610	1,477,432	6,039,854	5,468,970
Research & Development Expenses	5,194,777	3,830,999	15,684,241	11,714,563
General & Administrative Expenses	4,991,327	4,922,831	15,468,539	14,011,651
Total Operating Expenses	**12,055,714**	**10,231,262**	**37,192,634**	**31,195,184**
Profit from Operations	**3,427,650**	**2,274,813**	**6,897,458**	**7,834,239**
Interest Income	334,531	6,706	546,042	42,761
Interest Expense	2,513	39,455	7,772	115,598
Other Income/(Expenses), Net	339,256	(320,337)	364,717	(410,091)
Profit before Taxes	**4,098,924**	**1,921,727**	**7,800,445**	**7,351,311**
Income Tax Expense	1,259,494	315,277	2,925,264	1,201,887
NET PROFIT	**2,839,430**	**1,606,450**	**4,875,181**	**6,149,424**
Basic Net Profit per Share	0.39	0.24	0.69	0.95
Diluted Net Profit per Share	0.38	0.24	0.68	0.93
Shares Used in Computing Basic Net Profit per Share	7,350,158	6,641,128	7,037,253	6,502,307
Shares Used in Computing Basic Net Profit per Share	7,431,549	6,725,419	7,138,995	6,588,373

Condensed Consolidated Balance Sheet (IFRS)

in EURO	September 30, 2007	December 31, 2006
Cash, Cash Equivalents and Available-for-Sale Financial Assets	104,961,118	66,025,872
Accounts Receivable	8,099,482	3,699,386
Inventories, Net	3,840,437	3,511,405
Prepaid Expenses and Other Current Assets and Other Receivables	2,614,839	2,207,725
Assets Classified as Held for Sale	918,842	664,108
Total Current Assets	**120,434,718**	**76,108,496**
Property, Plant and Equipment, Net	6,139,160	6,894,112
Patents, Net	1,625,886	1,950,154
License Fees, Net	6,869,036	7,776,374
Software, Net	706,243	243,813
Know How & Customer List, Net	4,023,248	4,834,289
Goodwill	26,989,074	27,002,591
Deferred Tax Asset	185,954	1,455,723
Other Assets	1,589,873	1,577,570
Total Non-Current Assets	**48,128,474**	**51,734,626**
Total Assets	**168,563,192**	**127,843,122**
Accounts Payable	8,536,918	10,455,799
Current Portion of Licenses Payable	101,787	126,382
Current Portion of Provisions	992,043	1,082,042
Current Portion of Deferred Revenue	8,811,840	6,648,107
Total Current Liabilities	**18,442,588**	**18,312,330**
Provisions, Net of Current Portion	62,763	62,763
Deferred Revenue, Net of Current Portion	8,189,027	6,216,007
Convertible Bonds Due to Related parties	81,743	38,371
Deferred Tax Liability	2,963,220	3,162,332
Total Non-Current Liabilities	**11,296,753**	**9,479,473**
Total Stockholders' Equity	**138,823,851**	**100,051,319**
Total Liabilities and Stockholders' Equity	**168,563,192**	**127,843,122**

Condensed Consolidated Statement of Cash Flows (IFRS)

in EURO	For the Period Ended September 30, 2007	2006
Net Profit	4,875,181	6,149,424
Net Cash Provided by Operating Activities	**6,457,349**	**15,670,429**
Net Cash Used in Investing Activities	**(6,639,262)**	**(35,648,639)**
Net Cash Provided by Financing Activities	**32,006,372**	**18,650,482**
Effect of Exchange Rate Differences in Cash	81,169	(68,279)
Increase / (Decrease) in Cash and Cash Equivalents	31,905,628	(1,396,007)
Cash and Cash Equivalents at the Beginning of the Period	**3,765,320**	**4,017,029**
Cash and Cash Equivalents at the End of the Period	**35,670,948**	**2,621,022**

You can find a full version of our 3rd Interim Report 2007 on our website:
http://www.morphosys.com/FinancialReports

END